Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via EDGAR and Federal Express

January 24, 2011

Kathleen Krebs
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	China VantagePoint Acquisition Company
Amendment No. 3 to Form S-1
Filed January 11, 2011
File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated January 21, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended S-1.

Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Kathleen Krebs January 24, 2011 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your response to comment one from our letter dated January 3, 2011.  Please provide your analysis in your response letter, and revise your prospectus to clarify, how you may resume the proposed repurchases pursuant to a 10b5-1 plan and be in compliance with the requirements of Rule 10b-18 once the determination is made not to move forward with the tender offer after initially deciding to engage in a tender offer (and suspending such purchases).

COMPANY RESPONSE:  The Amended S-1 was revised on pages 6, 27-28, 40, 70, 78, and 93 to indicate that the 10b5-1 plan will terminate on the date that the Company decides to engage in a tender offer.

2.
You disclose on page 2 that, if you hold a shareholder vote on a business combination, “we would be subject to the proxy rules promulgated under…the Exchange Act, and as a result would prepare a proxy statement containing information in relation to the shareholder vote to approve a business combination for distribution to our shareholders…”  Please provide your analysis of whether you would be subject to the proxy rules promulgated under the Exchange Act.  In your analysis, please discuss whether you are currently a foreign private issuer as defined in Rule 3b-4 of the Exchange Act.  Also provide your analysis of whether you expect to be a foreign private issuer after the offering and at the time of a business combination.  We may have further comments.

COMPANY RESPONSE:  Section 3a12-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that a foreign private issuer is not obligated to comply with the proxy rules under Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  However, since the Company is not currently a foreign private issuer, it is currently subject to the proxy rules.

Pursuant to Rule 3b-4 of the Exchange Act, the term “foreign private issuer” means any foreign issuer other than a foreign government except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents; (B) more than 50 percent of the assets of the issuer are located in the United States; or (C) the business of the issuer is administered principally in the United States.  In the case of a new registrant with the Commission, the determination of whether an issuer is a foreign private issuer shall be made as of a date within 30 days prior to the issuer’s filing of an initial registration statement under the Securities Act of 1933.

Kathleen Krebs January 24, 2011 Page 3

As of 30 days prior to the Company’s filing of the Registration Statement with the Commission:

▪	All of its outstanding securities were held by United States residents;

▪	All of its officers and directors were United States residents; and

▪	All of its assets were located in the United States.

As a result of the foregoing, the Company is not currently a foreign private issuer.  In addition, the Company does not expect to be a foreign private issuer after its initial public offering but prior to a business combination because:

▪	It is expected that a majority of its outstanding securities will be held by United States residents;

▪	All of its officers and directors will be United States residents; and

▪	All of its assets will be located in the United States.

In addition, the underwriting agreement between the Company and the underwriter has been revised to include a covenant in section 3.33 that the Company will keep its trust account (which will be the vast majority of the Company’s assets prior to a business combination) in the United States until the closing of a business combination.

Comparison to Offerings of Blank Check Companies, page 8

3.
You disclose that the trading of your securities will be substantially similar to the terms of prior blank check offerings; however we note that the one-half warrant and ordinary share included within the subunit will not trade separately until after the completion of the initial business combination.  It does not appear that this is a usual term of prior blank check offerings.  Please revise to highlight this fact here, on the prospectus summary and throughout the prospectus.  Discuss the purpose of this term of your offering and any risks or detriments to purchasers in the offering.

COMPANY RESPONSE:  The disclosure on pages 9 and 103 has been revised in accordance with the Staff’s comments.  The Company notes that substantially similar disclosures appear on pages 6, 39 and 95.

Kathleen Krebs January 24, 2011 Page 4

4.	Please separately discuss your use of units consisting of subunits and one-half warrants since these are terms that differ from prior blank check offerings.

COMPANY RESPONSE:  The disclosure on pages 10 and 104 has been revised in accordance with the Staff’s comments.  The Company notes that substantially similar disclosures appear on pages 6, 39 and 95.

Effecting a Business Combination, page 22

5.
We note your response to comment three from our letter dated January 3, 2011, whereby you stated that warrant holders have no right to demand that the Company settle warrants in cash.  Please reconcile this statement with Section 4.4 of the Warrant Agreement contained in Exhibit 4.5 of your filing.  Refer to ASC 815-40-55-2.  Please advise or revise.

COMPANY RESPONSE:  Section 4.4 of Exhibit 4.5 has been revised to clarify that the warrants would be required to be exercised in order for a warrant holder to receive the reorganization consideration and that the warrants could not be net cash settled.  The Company would not be required to pay the reorganization consideration in order to settle the warrant; the reorganization consideration would be what the warrant holder is entitled to receive for the ordinary shares issuable upon exercise of the warrant.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4122.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP